SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
KaloBios Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
48344T 20 9
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

872,977

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

872,977

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

872,977

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,040,463

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,040,463

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,040,463

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheval Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,035,318

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,035,318

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,035,318

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,908,295

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,908,295

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,908,295

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,948,758

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,948,758

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,948,758

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").
Item 1.	Security and Issuer.
This statement relates to the Common Stock, par value $0.001 (the "Shares"), of KaloBios Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1000 Marina Boulevard, Suite 250, Brisbane, CA 94005-1878.
Item 2.            Identity and Background.
(a) This statement is filed by Black Horse Capital LP, a Delaware limited partnership (the "Domestic Fund"), Black Horse Capital Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund"), Cheval Holdings, Ltd., a Cayman Islands exempted company ("Cheval"), Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"), and Dale Chappell.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
BH Management is the managing general partner of the Domestic Fund and has been granted by the Board of Directors of Cheval the power to manage the securities of the Issuer owned by Cheval. Mr. Chappell is the managing member of BH Management and the controlling person of the Offshore Fund. By virtue of these relationships, each of BH Management and Mr. Chappell may be deemed to beneficially own the Shares owned directly by each of the Domestic Fund and Cheval and Mr. Chappell may be deemed to beneficially own the Shares owned directly by the Offshore Fund.
Set forth on Schedule A attached hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of each of the Offshore Fund and Cheval. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b) The business address of each of the Domestic Fund, the Offshore Fund, BH Management and Mr. Chappell is c/o Opus Equum, Inc. P.O. Box 788, Dolores, Colorado 81323. The business address of Cheval is P.O Box 309G, Ugland House, Georgetown, Grand Cayman, Cayman Islands KY1-1104.
(c) The principal business of each of the Domestic Fund, the Offshore Fund and Cheval is investing in securities. The principal business of BH Management is serving as the managing general partner of the Domestic Fund. Mr. Chappell's principal occupation is serving as the managing member of BH Management and the controlling person of the Offshore Fund. Mr. Chappell also serves as a director of the Issuer.
(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Domestic Fund and BH Management is organized under the laws of the State of Delaware. Each of the Offshore Fund and Cheval is organized under the laws of the Cayman Islands. Mr. Chappell is a citizen of Malta.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $7,652,185 was paid to acquire the Shares reported as beneficially owned by the Reporting Persons. The funds used to purchase these securities were obtained from the general working capital of the Domestic Fund, the Offshore Fund and Cheval and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.
On December 29, 2015, the Issuer filed a voluntary petition for bankruptcy protection under Chapter 11 of Title 11 of the United States Bankruptcy Code. The filing was made in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 15-12628).
On April 1, 2016, the Issuer entered into a Debtor in Possession Credit and Security Agreement (the "Credit Agreement") with the Offshore Fund as administrative agent and lender, the Domestic Fund as a lender, Cheval as a lender and Nomis Bay LTD, as a lender ("Nomis" and, together with the Domestic Fund, the Offshore Fund and Cheval, the "Lenders"). The Credit Agreement provided for a debtor-in-possession credit facility in the original principal amount of $3,000,000.00 (the "Term Loan"). The Credit Agreement provided that the Term Loan would be made by the Lenders at an original discount equal to $191,000.00 (the "Upfront Fee") and required the payment by the Issuer to the Lenders of a commitment fee equal to $150,000.00 (the "Commitment Fee"). The outstanding principal balance of the Term Loan, plus accrued and unpaid interest, plus the Upfront Fee, plus the Commitment Fee and all other non-contingent obligations (the "Conversion Amount"), matured on the Effective Date (defined below) and was paid to the Lenders by converting the Conversion Amount into Shares at a conversion price equal to $1.75 per share. The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement filed as Exhibit 99.1 hereto and incorporated herein by reference.
On April 1, 2016, the Issuer also entered into a Securities Purchase Agreement (the "SPA") with the Lenders. The SPA provided for the sale to the Lenders on the Effective Date of an aggregate of 5,885,000 Shares, in respect of exit financing in the amount of $11,000,000 (the "Exit Financing") plus an exit financing commitment fee of $770,000 payable by the Issuers to the Lenders, plus payment to the Lenders of their fees and expenses incurred in connection with the Exit Financing and the SPA. Pursuant to the SPA, the Issuer has agreed to file and seek to have declared effective a registration statement registering the resale of the shares acquired by the Lenders pursuant to the SPA. Additionally, the consummation of the transactions contemplated by the SPA were subject to certain closing conditions and were contingent upon, among other things, the board of directors of the Issuer (the "Board"), upon the Effective Date, consisting of (i) one director to be designated by Nomis; (ii) one director to be jointly designated by the Domestic Fund, the Offshore Fund and Cheval; (iii) the Chief Executive Officer of the Issuer to be designated jointly and unanimously by the Lenders; and (iv) two independent directors to be designated jointly and unanimously by the Lenders. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA filed as Exhibit 99.2 hereto and incorporated herein by reference.
On June 16, 2016, the Bankruptcy Court entered an order confirming the Issuer's Second Amended Plan of Reorganization, dated May 9, 2016 (as amended, the "Plan"). On June 30, 2016 (the "Effective Date"), the Plan became effective. As a result, the Issuer issued to the Reporting Persons an aggregate of 4,748,758 Shares as follows:
•	201,391 Shares, 469,992 Shares and 503,596 Shares to the Domestic Fund, the Offshore Fund and Cheval, respectively, in satisfaction of amounts owed by the Issuer under the Credit Agreement; and
•	612,546 Shares, 1,429,511 Shares and 1,531,722 Shares to the Domestic Fund, the Offshore Fund and Cheval, respectively, pursuant to the SPA.
On the Effective Date, in accordance with the Plan, Dr. Cameron Durrant, the current Chief Executive Officer of the Issuer, as joint designee of the Lenders, continued as a director, Ronald Barliant, current member of the Board, continued as a director as the designee of the Domestic Fund, the Offshore Fund and Cheval, Mr. Chappell became a director as a designee of Nomis, and Timothy Morris and Ezra Friedberg became directors as joint designees of the Lenders.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 14,905,145 Shares outstanding as of the date hereof, based on information provided by the Issuer.
As of the date hereof, the Domestic Fund may be deemed to have beneficially owned 872,977 Shares, the Offshore Fund may be deemed to have beneficially owned 2,040,463 Shares and Cheval may be deemed to have beneficially owned 2,035,318 Shares, constituting approximately 5.9%, 13.7% and 13.7%, respectively, of the outstanding Shares.
BH Management, by virtue of its relationships with Domestic Fund and Cheval discussed in further detail in Item 2, may be deemed to have beneficially owned the 2,908,295 Shares beneficially owned by the Domestic Fund and Cheval, constituting approximately 19.5% of the outstanding Shares.
Mr. Chappell, by virtue of his relationships with the Domestic Fund, the Offshore Fund and Cheval discussed in further detail in Item 2, may be deemed to have beneficially owned the 4,948,758 Shares owned by each of the Domestic Fund, the Offshore Fund and Cheval, constituting approximately 33.2% of the outstanding Shares.
(b) Each of the Domestic Fund, BH Management and Mr. Chappell has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Domestic Fund.
Each of the Offshore Fund and Mr. Chappell has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Offshore Fund.

Each of Cheval, BH Management and Mr. Chappell has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by Cheval.

(c) As described in further detail in Item 4, on the Effective Date the Issuer issued to each of the Domestic Fund, the Offshore Fund and Cheval 813,937 Shares, 1,899,503 Shares and 2,035,318 Shares, respectively, for amounts owed by the Issuer under the Credit Agreement and pursuant to the SPA. There were no other transactions effected during the past 60 days by the Reporting Persons.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Reference is made to the Credit Agreement and SPA, as defined and described in Item 4, which are incorporated by reference into this Item 6 and attached, respectively, as Exhibit 99.1 and Exhibit 99.2 hereto.
On July 11, 2016, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
99.1	Debtor in Possession Credit and Security Agreement, dated as of April 1, 2016, by and among KaloBios Pharmaceuticals, Inc., Black Horse Capital Master Fund Ltd., Black Horse Capital LP, Cheval Holdings, Ltd. and Nomis Bay LTD (incorporated herein by reference to Exhibit 10.1 of KaloBios Pharmaceuticals, Inc.'s Current Report on Form 8-K filed April 7, 2016) (File No. 001-35798)
99.2	Securities Purchase Agreement, dated as of April 1, 2016, by and among KaloBios Pharmaceuticals, Inc., Black Horse Capital Master Fund Ltd., Black Horse Capital LP, Cheval Holdings, Ltd. and Nomis Bay LTD (incorporated herein by reference to Exhibit 10.7 of KaloBios Pharmaceuticals, Inc.'s Current Report on Form 8-K filed April 7, 2016) (File No. 001-35798)
99.3         Joint Filing Agreement.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	July 11, 2016
BLACK HORSE CAPITAL LP

By:	Black Horse Capital Management LLC General Partner

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

CHEVAL HOLDINGS, LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

/s/ Dale Chappell
DALE CHAPPELL

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF BLACK HORSE CAPITAL MASTER FUND LTD.
1.             Jim Matheson (Director)
Flagship Ventures
One Memorial Drive, 7th Floor
Cambridge, Massachusetts 02412
Mr. Matheson is a Partner with Flagship Ventures in Cambridge, Massachusetts.  Flagship Ventures is a leading early-stage a venture capital firm.  Mr. Matheson is a citizen of the United States of America.
2.             Dale Chappell (See Item 2)

DIRECTORS AND EXECUTIVE OFFICERS OF CHEVAL HOLDINGS, LTD.
1.             Mary Chappell (Director)
Cheval Holdings, Ltd.
P.O. Box 309G, Ugland House
Georgetown
Grand Cayman
Cayman Islands
KY1-1104
Mrs. Chappell's principal occupation is serving as a Director of Cheval Holdings, Ltd. Mrs. Chappell is a citizen of Malta.
2.             Dale Chappell (See Item 2)

EXHIBIT 99.1
Joint Filing Agreement
The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of KaloBios Pharmaceuticals, Inc. dated as of July 11, 2016 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	July 11, 2016
BLACK HORSE CAPITAL LP

By:	Black Horse Capital Management LLC General Partner

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

CHEVAL HOLDINGS, LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

/s/ Dale Chappell
DALE CHAPPELL